EXHIBIT 12.2

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO

FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Six Months Ended June 30 2003 (1)	Year Ended December 31
		2002	2001	2000	1999 (1)	1998
	(in millions, except ratios)
Earnings

Income (Loss) Before Income Tax and Cumulative Effect of Accounting Principle Change	$(241.4)	$610.9	$762.1	$826.7	$(165.5)	$920.2
Fixed Charges	96.5	180.3	189.0	197.1	155.2	138.3

Adjusted Earnings	$(144.9)	$791.2	$951.1	$1,023.8	$(10.3)	$1,058.5

Combined Fixed Charges and Preferred Stock Dividends

Interest and Debt Expense	$87.4	$162.4	$169.6	$181.8	$137.8	$119.9
Amortization of Deferred Debt Costs	2.4	3.3	7.1	2.4	2.4	3.3
Portion of Rents Deemed Representative of Interest	6.7	14.6	12.3	12.9	15.0	15.1
Preferred Stock Dividends	—	—	—	—	—	2.9

Total Combined Fixed Charges and Preferred Stock Dividends	$96.5	$180.3	$189.0	$197.1	$155.2	$141.2

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	(1.5)	4.4	5.0	5.2	(0.1)	7.5

(1)	Earnings were inadequate to cover combined fixed charges and preferred stock dividends. The coverage deficiency totaled $241.4 million for the six months ended June 30, 2003 and $165.5 million for 1999.